SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House
245 Blackfriars Road
London SE1 9UY
United Kingdom
(address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _______

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.	Press release dated December 16, 2005
2.	Press release dated December 23, 2005

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated: January 26th, 2006	By:	/s/ Anne C. Siddell

	Name:	Anne C. Siddell
	Title:	Group Company Secretary

 Appendix 1.

Embargoed until 7:00AM 16 December 2005
United Business Media
Pre-close Season Update*
2005 Second Half Trading

TRADING PERFORMANCE IN LINE WITH EXPECTATIONS: EVENTS AND PRN
PERFORMING WELL

GROUP SUMMARY

UBM has continued to achieve profitable underlying revenue growth in its exhibitions, online and news distribution businesses, although in common with the Industry, print remains challenged. Our strategy to increase UBM’s presence in online and exhibitions continues, through acquisitions, disposals and organic initiatives. Acquisitions made in 2004 and 2005 continue to achieve their targeted returns.

Overall trading performance is in line with expectations. PRN and CMP Asia continue to achieve good growth. CMP Medica is performing in line with its business case. CMP Information’s exhibitions are strong, however it has experienced revenue pressure in print. CMP Media is performing in line with expectations overall: events are growing and online growth is strong, offsetting continuing declines in print.

OPERATING HIGHLIGHTS OF THE SECOND HALF OF 2005

CMPI
CMP Information is performing in line with expectations, with strong results in its exhibitions business. In the UK, print revenues have weakened in certain areas, in particular, around recruitment. We have continued to make acquisitions and disposals. In the second half we sold Exchange & Mart and Auto Exchange for £50.2m. We have made acquisitions totalling £51.7m for the year, including the Publican titles and events, ABI Building Data, Informex chemicals show and the Mondial properties “Theme” magazine and “Bar” exhibition.

CMP ASIA

The strong performance of our Asian exhibitions business has continued in the second half, with successful events including the Hong Kong Jewellery & Watch Fair and the All China Leather Exhibition in Shanghai, in September. We continue to explore opportunities for expansion through acquisitions, such as Tissue World and the Japan Jewellery Fair, and through brand extensions and new product launches.

CMPMEDICA

CMPMedica’s performance overall is in line with expectations. The performance of the important French business reflects the good progress made on integrating the French medical trade press and marketing services acquisition. Market conditions have been more challenging in Asia Pacific, particularly for Trade Press, but cost savings have offset any revenue shortfalls.

CMP MEDIA

CMP Media is performing in line with expectations with revenue in H2 broadly flat. Growth in exhibitions and online is offset by declines in print. In Healthcare, CME’s events revenues have largely recovered following changes in the regulatory environment for pharmaceutical companies. Revenue in the US Entertainment business is flat, in line with our expectations. During the second half we have acquired Tech-Online, Light Reading, ICMI and Black Hat for £27.3m, which strengthen CMP’s position in events and online.

PR NEWSWIRE
PR Newswire continues to achieve increases in message volumes, length and yield whilst further expanding its product offering and providing additional services to members; the business is therefore growing in line with expectations. Outside the US, PR Newswire is on track to exceed its 10% margin target.

OPERATING EFFICIENCIES

UBM is continuing its programme of offshoring and outsourcing – this is delivering cost savings and quality improvements.

INVESTMENTS

In the second half we have disposed of a number of the remaining television assets. Our investment in Five was sold to RTL for £247.6m and we have disposed of SIS for £23m.

Total disposals year to date are in excess of £730m.

The acquisitions made in 2004 (£192m) and 2005 year to date (£106m) are performing well and are on track to generate the returns targeted.

ONE OFF ITEMS

The disposals made in 2005 have given rise to significant one-off profits for the year of around £400m. During 2005, following the disposals, we have also undertaken a number of restructuring and business reorganisation projects across several of our continuing businesses. These projects take account of the consequences of the sale of some businesses (principally NOP and Exchange and Mart), the geographic realignment of our publishing divisions and a number of other restructuring actions across the divisions to achieve greater customer and product focus whilst delivering lower operating costs. The costs of these projects will be reported as a one-off item for the year ended 31 December 2005 and will be around £40m for the full year.

FINANCING

During the second half we have continued to return capital; in total £550m has been returned in the year to date. We have now repurchased and cancelled all except $5.7m of the US$250m 7.75% bond due 2009. We have also repurchased and cancelled over 55% of the $400m 2.375% Convertible Bonds due 2006.

CMPMEDICA ANNOUNCEMENT

Following the acquisition and integration of CMPMedica, Stephen Warshaw has decided to leave his post as CEO of CMPMedica and he will stand down next April to pursue new career opportunities. We are pleased that Stephen will be helping with the transition in a consultancy capacity after his departure. UBM has appointed Egon Zehnder to search for a new CEO for CMPMedica.

*UBM is scheduled to announce its preliminary results for 2005 on 28 February 2006. This announcement is the routine update prior to entering the January and February close season associated with the preliminary results

For further information please contact:

For United Business Media enquiries:

Catherine Southgate United Business Media + 44 20 7921 5031

Chris Barrie Citigate Dewe Rogerson + 44 207 282 2943

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 2.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

AXA S.A. and its group companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above
And BENEFICIAL

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14P

10.	Date of transaction

UNKNOWN

11.	Date company informed

23 DECEMBER 2005

12.	Total holding following this notification

9,763,464 ORDINARY SHARES OF 30 5/14P

13.	Total percentage holding of issued class following this notification

3.51%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 23 December 2005

Registered Holder	Name of Company/Fund	No. of Shares

HSBC Global Custody Nominee (UK) Limited A/C 867396	Sun Life Pensions Management Ltd	1530782
HSBC Global Custody Nominee (UK) Limited A/C 867530	Sun Life Pensions Management Ltd	255294
HSBC Global Custody Nominee (UK) Limited A/C 867372	Sun Life Pensions Management Ltd	2900000
HSBC Global Custody Nominee (UK) Limited A/C 776934	Sun Life Assurance Society plc	500000
HSBC Global Custody Nominee (UK) Limited A/C 867116	Sun Life Unit Assurance Ltd	1400000
HSBC Global Custody Nominee (UK) Limited A/C 867268	Sun Life Unit Assurance Ltd	379946
HSBC Global Custody Nominee (UK) Limited A/C 887050	Sun Life Unit Assurance Ltd	250000
Smith and Williamson Nominees Limited A/C S66	Sun Life Pensions Management Limited	9469
BNY (OCS) Nominees Limited	Sun Life Pensions Management Limited	8455
	AXA France	7661
	AXA Sun Life plc	700000
HSBC Global Custody Nominee (UK) Limited A/C 880868	AXA General Unit Trust	252883
Chase Nominees Ltd A/C 00994	AXA UK Group Pension Scheme Equity Fund	802424
HSBC Global Custody Nominee (UK) Limited	Framlington HSBC	21520
	Alliance Capital Management LP	11658
	TOTAL	12,948,390